UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

UTime Limited, a Cayman Islands exempted company (the “Company”), held an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Meeting”) on November 10, 2025 at 10:00 AM ET at the Company’s headquarters located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China. Holders of a total of 83,691,428 Class A ordinary shares of the Company, par value $0.001 per share (the “Class A Ordinary Shares”), out of a total of 194,410,153 Class A Ordinary Shares issued and outstanding and entitled to vote at the Meeting, voted at the Meeting, and the quorum for the transaction of business was present at the Meeting. Each Ordinary Share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Proposal No. 1: To consider and approve a proposal, as an ordinary resolution, to approve an amendment to the authorized share capital of the Company to effect a consolidation of the Company’s Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), on a 100:1 basis, such that each authorized 100 Class A Ordinary Shares of par value US$0.001 be consolidated into one Class A Ordinary Share with a par value of US$0.1 each, with the implementation and timing of such consolidation to be determined at the discretion of the board of directors of the Company (the “Share Consolidation”).

The Share Consolidation was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
81,671,284	1,994,216	25,928	–

No fractional shares will be issued as a result of the Share Consolidation. Shareholders who otherwise would be entitled to receive a fractional share in connection with the Share Consolidation will receive one full share of the post-Share Consolidation Class A Ordinary Share.

A copy of the amendment that will be filed with the Cayman Islands General Registry on or about November 11, 2025 is attached hereto as Exhibit 1.1 and incorporated herein by reference.

The Company anticipates that its Class A Ordinary Shares will commence trading on the Nasdaq Capital Market on a Share Consolidation Basis on November 21, 2025. The new CUSIP number for the Company’s Class A Ordinary Shares following the Share Consolidation is G9411M132.

Exhibit Index

Exhibit No.	Description
1.1	Form of Amendment to UTime Limited’s Second Amended and Restated Memorandum and Articles of Association.
99.1	Press Release Dated November 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: November 12, 2025	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)